06007157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED APR 03 2006 209 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New World Financial Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AVENIDA RICARDO SORIANO 65, 2nd FLOOR, NO. 4
(No. and Street)

MARBELLA (City) SPAIN (State) 29600 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DAGRACA TEL #: 1-212-809-1758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, YU AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

9191 TOWNE CENTRE DR. (Address) SAN DIEGA (City) CA (State) 92122 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/5 AD 4/6 6/23/06

OATH OR AFFIRMATION

I, JOHN DAGRACA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEW WORLD FINANCIAL INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO AND SUBSCRIBED BEFORE ME ON THIS DATE

MAR 29, 2006

ROBERT JASPAN
Notary Public of New Jersey
Commission Expires 6/27/2010

Robert Jaspan
Notary Public

John DaGraca
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW WORLD FINANCIAL, INC.

FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

Independent Auditor's Report

The Board of Directors
New World Financial, Inc.
Formerly Known as World Financial Capital Markets, Inc.
New York, New York

We have audited the accompanying statements of financial condition of New World Financial, Inc. as of December 31, 2005 and 2004, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the representations of New World Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New World Financial, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates

San Diego, California
March 27, 2006

NEW WORLD FINANCIAL, INC.
FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Current Assets		
Cash	$196,622	$133,002
Receivable from brokers and dealers	0	27,834
Marketable securities	23,503	526,506
Other receivables	0	0
Prepaid expenses	0	0
Total current assets	220,125	687,342
Fixed Assets		
Furniture and equipment (net)	2,546	4,946
Total fixed assets	2,546	4,946
Other Assets		
Clearing deposit	100,000	100,000
Deposits	2,141	2,141
Total other assets	102,141	102,141
	$324,812	$794,429

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current Liabilities		
Accounts payable and accrued expenses	$266,537	$304,423
Total current liabilities	266,537	304,423
Stockholder's Equity		
Common stock, no par value, authorized 1,000 shares, 160 shares issued and outstanding	160	160
Additional paid in capital	201,211	201,211
Retained earnings	(143,096)	288,634
Total Stockholder's Equity	58,275	490,005
Total Liabilities and Stockholder's Equity	$324,812	$794,429

NEW WORLD FINANCIAL, INC.
FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue		
Commissions and fees	$404,388	$585,186
Gains and losses on marketable securities	(437,157)	(14,114)
Total Revenue	(32,769)	571,072
Expense		
Commissions	60,203	71,175
Floor broker, exchange and clearance fees	67,086	84,088
Employee compensation and benefits	82,222	132,712
Selling expenses	39,971	6,826
Communications	1,111	15,955
Occupancy and equipment costs	20,926	60,999
Registration	2,242	19,779
Professional services	58,629	22,284
Other expenses	62,573	89,410
Total Expenses	394,963	503,229
Income (loss) from operations	(427,732)	67,843
Other (Income) and Expense		
Interest income	(471)	0
Interest expense	2,069	4,625
Litigation expense	0	100,000
Depreciation and amortization	2,400	5,184
Loss on disposal of equipment	0	15,186
Bad debts	0	22,000
Total Other (Income) and Expense	3,998	146,995
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(431,730)	(79,152)
Income tax provision	0	0
NET INCOME (LOSS)	($431,730)	($79,152)

NEW WORLD FINANCIAL, INC.
FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES		
Net income (loss)	($431,730)	($79,152)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,400	5,184
Loss on disposal of equipment	0	15,186
Unrealized (gain) loss on investments	503,004	144,502
Realized (gain) loss on sale of investments	(65,847)	(130,388)
Decrease(increase) in receivable from Brokers and Dealers	27,834	2,427
Decrease(increase) in other receivables	0	9,340
Decrease(increase) in prepaid expenses	0	8,251
Decrease(increase) in deposits	0	891
(Decrease) increase in accounts payable and accrued expenses	(37,886)	28,833
Total Adjustments	429,505	84,226
Net cash (used in) provided by operating activities	(2,225)	5,074
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	0	(3,971)
Decrease in bank overdraft	0	0
Sale of investments	65,845	130,388
Net cash provided by investing activities	65,845	126,417
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	0	0
Net cash provided by financing activities	0	0
Net change in cash	63,620	131,491
Cash at beginning of period	133,002	1,511
Cash at end of period	$196,622	$133,002
Supplemental cash flow disclosures:		
Interest payments	$2,069	$4,625

See Accompanying Notes and Auditor's Report

NEW WORLD FINANCIAL, INC.
FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Common Stock		
Balance at beginning of period	$160	$160
Sale of stock	0	0
Balance at end of period	160	160
Additional Paid In Capital		
Balance at beginning of period	201,211	201,211
Contributions from stockholder	0	0
Balance at end of period	201,211	201,211
Retained Earnings		
Balance at beginning of period	288,634	367,786
Net income (loss) for the period	(431,730)	(79,152)
Balance at end of period	(143,096)	288,634
Total Stockholder's Equity	$58,275	$490,005

See Accompanying Notes and Auditor's Report

NEW WORLD FINANCIAL, INC.
FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note A - Nature Of Activities

The Company was formed as a corporation in the State of California to operate as a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates offices in New York and Marbella, Spain. The Company's primary source of revenue is providing brokerage services to customers, who are predominately individuals, and investment banking services.

Note B - Accounting Policies

Revenue Recognition

The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis. Investment consulting fees are recognized as earned.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a settlement date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Risks and Uncertainties

The Company believes that the diversity and breadth of the Company's products and services offering to customers, as well as the general stability of the economies in the markets in which it operates, significantly mitigates the risk of a severe impact occurring in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable from Brokers and Dealers

All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Note B - Accounting Policies (Continued)

Customer Transactions

The Company does not hold inventory for customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

Note C – Cash

The Company maintains its cash balance at a bank located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2005 and 2004 there were $96,663 and $0 respectively in uninsured portions of the balances held at the bank.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2005 and 2004, the Company had net capital requirements of $17,770 and $20,296, respectively and actual net capital of approximately $27,294 and $82,222, respectively.

Note E – K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Income Tax provision

As of December 31, 2005 and 2004, the Company has made no provision for federal and state taxes due to the operating loss for the periods and net operating loss carryovers applicable to future periods.

Note G – Marketable Securities

At December 31, 2005 and 2004 the Company included Marketable Securities on its balance sheet. These securities are recorded at fair market value as of the end of the trading day on December 31, 2005 and 2004. As of December 31, 2005 the Company has an unrealized loss on investments held of $503,004 and a realized gain of $65,847. As of December 31, 2004 the Company had an unrealized loss on investments held of $144,502 and a realized gain of $130,388.

Note H – Furniture and Equipment

	2005	2004
Furniture and equipment	$ 5,964	$ 5,964
Less accumulated depreciation	(3,418)	(1,018)
Net fixed assets	$ 2,546	$ 4,946

Note I – Contingencies

In 2002 the National Association of Securities Dealers (NASD) began an ongoing investigation against the Company and its principals concerning possible violations of NASD Rules 2110, 2120, 2210, 2510, and 3010. As of November 2003 the NASD completed their investigation and fined the Company, and its owner, a total of $120,000. The Company made an initial payment of $30,000 and is making monthly payments according to an agreed upon schedule with the NASD. As of December 31, 2005 and 2004 the respective remaining unpaid balance was $13,913 and $52,451, which have been accrued in the financial statements.

On January 31, 2003 the Company vacated its office space on Rector Street in New York and moved to a new office space in New York. The lease term on Rector Street was from March 1, 2002 through February 28, 2009. The Company believes that it terminated the lease under a clause, which alleviates all future rental payment obligations that it may have. The Lessor has not responded to the termination in any manner nor has it made any attempts at collection of future rents as of December 31, 2005 and 2004.

During 2003 the Company vacated its then current office space in Hawaii. The Landlord subsequently filed suit against the Company and on January 12, 2004 won a judgment in the amount of $14,974. The Company has accordingly recorded this amount as a liability as of December 31, 2005 and 2004.

During 2004 the Company vacated its then current office space in New York, New York prior to the expiration of their lease. The landlord held a security deposit in the amount of $9,687 which they used to offset amounts owed under the lease. The former landlord has at this time not pursued the Company or asked for any amount due. The Company has accrued a reserve as a contingency in this matter.

NEW WORLD FINANCIAL, INC.
FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note J – Lease Commitments

The Company is currently on a month-to-month lease agreement for their office space located in the New York. Rental expense was $18,445 and $55,095 as of December 31, 2005 and 2004, respectively.

Note K – Subsequent Event

Subsequnet to December 31, 2005 the Company is no longer registered as a securities broker dealer with the NASD.

SUPPLEMENTAL SCHEDULES

NEW WORLD FINANCIAL, INC.
FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2005 AND 2004

SCHEDULE I

	2005	2004
EQUITY - END OF YEAR	$58,275	$490,005
Less Non Allowable Assets		
Securities not readily marketable	21,928	357,830
Fixed assets	2,546	4,946
Deposits	2,141	2,141
Total Non Allowable Assets	26,615	364,917
Net capital before haircuts	31,660	125,088
(Increase) Decrease for Hair Cuts or Undue Concentration	4,366	42,866
NET CAPITAL	$27,294	$82,222
Total Liabilities	266,537	304,423
Aggregated Indebtedness	266,537	304,423
Net Aggregated Indebtedness	266,537	304,423
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	17,770	20,296
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	17,770	20,296
Excess (Deficit) Net Capital	9,524	61,926
Excess (Deficit) Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$641	$51,780

NEW WORLD FINANCIAL, INC.
FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2005 AND 2004

SCHEDULE II

	2005	2004
NET CAPITAL PER FOCUS II REPORT	$27,294	$186,794
Increase (Decrease) in Income due to audit adjustments	0	(153,809)
Increase (Decrease) due to change in non-allowable assets	0	49,237
(Increase) Decrease in Hair Cuts and Undue Concentration	0	0
NET CAPITAL	$27,294	$82,222

RECONCILIATION OF AUDIT ADJUSTMENTS:		
Write off deposits and prepaid expenses	$0	($29,464)
Accrue litigation settlements and contingencies	0	(100,000)
Adjust accrued commissions and clearing charges	0	(5,740)
Increase in accrued expenses	0	(6,294)
Other adjustments	0	2,875
Record loss on disposal of equipment	0	(15,186)
Increase (Decrease) in income due to audit adjustments	$0	($153,809)

See Accompanying Notes and Auditor's Report

NEW WORLD FINANCIAL, INC.
FORMERLY KNOWN AS WORLD FINANCIAL CAPITAL MARKETS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2005 AND 2004

New Wordl Financial, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
New World Financial, Inc.
Formerly World Financial Capital Market, Inc.
New York, New York

In planning and performing our audits of the financial statements of New World Financial, Inc. for the years ended December 31, 2005 and 2004 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by New World Financial, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Securities and Exchange Commission Rule 17a-3(a)(II); and (2) the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities audits, counts, verification and comparison, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer deposits.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required, to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure that would be considered material weaknesses as defined above. In addition, no condition came to our attention to cause us to believe that the Company was not in compliance with the exemptive provision of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate, at December 31, 2005 and 2004, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely,

Lichter, Yu & Associates

San Diego, California
March 27, 2006